

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

October 22, 2009

William D. Green
Chief Executive Officer of Accenture Ltd.
Accenture SCA
46A, Avenue J.F. Kennedy
L-1855 Luxembourg N4 00000

> **Re:** **Accenture SCA**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 9, 2009**
> **File No. 000-49713**

Dear Mr. Green:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel